SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2007

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item
1	Letter submitted to the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires) regarding information of Section 63 of the Listing Regulation

Telefónica de Argentina S.A.

Item 1

Buenos Aires, August 9th, 2007

To the President of
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.:     Information of Section 63 of the Listing Regulation

Dear Sir,

We are writing to you in compliance with the provisions of Section No. 63 of the Listing Regulation in order to report that the Company’s Board in the meeting held on August 8th, 2007 approved the financial statements and other documentation corresponding to the six-month period ended as of June 30th, 2007.

Furthermore, we hereby report the following data (values denominated in million pesos):

1) Period Income (Loss)

- Ordinary Income (Loss)	$90
- Extraordinary Income (Loss)	$ -

2) Breakdown of Shareholders’ Equity by item and amount:

- Capital Stock (par value)	$ 698
- Integral capital stock adjustment	$ 1,209
- Legal Reserve	$ 11
- Reserve for future dividend	$ 211
- Retained earnings	$ 90
- Total Shareholders’ Equity	$ 2,219

3) Find below a breakdown of the Company’s capital stock in shares of $ 0.1 par value as of June 30th, 2007:

Class A Common Shares (1 vote)	Class B Common Shares (1 vote)	Company’s Capital Stock (in Shares)
4,367,388,680 (62.5% of capital stock)	2,616,811,616 (37.5% of capital stock)	6,984,200,296

Pursuant to Section 63, we hereby report the data required by Section 62, subsections o) and q). The table below shows the number of shares belonging to the majority shareholder and other shareholders of the Company, which, either directly or indirectly, belong to TELEFÓNICA, S.A.

Shareholder	Address	Class A Common Shares (1 vote)	Class B Common Shares (1 vote)	Total Company's Shares
COMPAÑÍA INTERNACIONAL DE TELECOMUNICACIONES S.A.(1)	Av. Ingeniero Huergo 723, PB City of Buenos Aires	3,599,126,635 (51.53% of capital stock)	160,800,000 (2.30% of capital stock)	3,759,926,635
TELEFÓNICA INTERNACIONAL, S.A.	Gran Vía 28, 28013, Madrid, Spain	---------------------	2,252,637,868 (32.25% of capital stock)	2,252,637,868
TELEFÓNICA INTERNATIONAL HOLDING BV	Drentestraat 24, BG, 1083HK, Amsterdam, Holland	---------------------	66,171,964 (0.95% of capital stock)	66,171,964
TELEFÓNICA MÓVILES ARGENTINA S.A.	Ingeniero Enrique Buty 240, 20th Floor, City of Buenos Aires, Argentina	768,262,045 (11% of capital stock)		768,262,045

(1) Dated July 10th, 2007, Compañía Internacional de Comunicaciones S.A. entered into a stock sales contract with Telefónica Móviles de Argentina S.A. for 768,262,045 Class “A” shares of the Company, of $ 0.10 par value each and entitled to a vote per share.

TELEFÓNICA INTERNACIONAL S.A. (TISA), a company organized in Spain, holds 99.99% and 12.7% of the shares of the local companies Telefónica Holding de Argentina S.A. and Compañía Internacional de Telecomunicaciones S.A., respectively.

Telefónica Holding de Argentina S.A. holds 50% of the shares of Compañía Internacional de Telecomunicaciones S.A.

The Dutch company Telefónica International Holding B.V. holds 37.3% of the shares of Compañía Internacional de Telecomunicaciones S.A.

Telefónica Móviles de Argentina Holding S.A. holds 84.595% of the shares of Telefónica Móviles de Argentina S.A.

The table below shows the number of shares that do not belong to the controlling shareholder or group of the Company at closing date of the period ended as of June 30th, 2007:

Shareholder	Class A Common Shares (1 vote)	Class B Common Shares (1 vote)	Total Shares	% Company’s Capital Stock
Public	---------------	(1) 137,201,784	137,201,784	1.96

(1) Accounting for 5.2% of Class B Common Shares.

Best regards,

Claudia Ferreyra
Chief Accounting Officer

Pablo Llauró
Attorney

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date:	August 10, 2007	By:	/s/ Pablo Luis Llauró
			Name:	Pablo Luis Llauró
			Title:	Assistant General Counsel